UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number:  001-31593

BRIGUS GOLD CORP.
(Translation of registrant’s name into English)

Purdy’s Wharf Tower II
Suite 2001, 20th Floor
1969 Upper Water Street, Suite 2001
Halifax, Nova Scotia
Canada  B3J 3R7

Registrant’s telephone number, including area code:  (902) 422-1421

Indicate by check mark whether the registrant files or will file annual reports under cover 20-F or Form 40-F:

Form 20-F ☐       Form 40-F ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:
BRIGUS GOLD CORP.

Date: November 15, 2010	/s/ Melvyn Williams
Melvyn Williams,
Chief Financial Officer and Senior Vice President Finance and Corporate Development

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Brigus Gold Corp. – Interim Report 2010

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